EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name and Jurisdiction of Incorporation

Epicor Software Argentina S.A.	Argentina
Epicor Software (Asia) PTE Ltd.	Singapore
Epicor Software (Aust) Pty Ltd	Australia
Epicor Software B.V.I. Limited	British Virgin Islands
Epicor Software Canada, Ltd.	Canada
Epicor Software France S.A.	France
Epicor Software Deutschland GmbH	German
Epicor Software (Ireland) Limited	Ireland
Epicor Software (Holdings)	Ireland
Epicor Software Mexico, S.A. de C.V.	Mexico
Epicor Software Nederland BV	Netherlands
Epicor Software (NZ) Limited	New Zealand
Epicor Software (North Asia) Limited	Hong Kong
Epicor Software Nordic AB	Sweden
Epicor Software (Taiwan) Limited	Republic of China
Epicor Software (UK) Limited	UK
Epicor Limited	UK
Interactive (UK) Limited	UK